

Mail Stop 3561

November 5, 2009

Red Rock Pictures Holdings, Inc.
Reno Rollé-Chief Executive Officer
8228 Sunset Boulevard, 3rd Floor
Los Angeles, California 90046

> **Re:** **Red Rock Pictures Holdings, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2008**
> **Form 10-Q for the quarter ended May 31, 2009**
> **File Number: 001-32658**

Dear Mr. Rollé:

We have reviewed your response letter dated September 25, 2009 and have the following additional comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended August 31, 2008

Consolidated Statements of Stockholders' Equity (Deficit), page F-4

1. We note your response to our comment 4. However, the agreement to issue additional shares after six months, in the event of a decline in your stock price, constituted an embedded derivative that should have been accounted for at fair value pursuant to SFAS 133 (Topic 815 of the FASB Accounting Standards Codification). In this regard, additional interest expense should have been recorded upon the issuance of the 11,440,662 additional shares. Please revise your fiscal year 2008 financial statements accordingly.

Form 10-Q for the quarter ended May 31, 2009

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 8- Print and Advertising Funding, page 11

2. You indicate that print and advertising funding is one of the first expenses to be reimbursed and, therefore, is inherently less risky than production loans. However, there continues to be significant credit risk associated with these films. In particular, according to National Lampoon's Form 10-K for the fiscal year ended July 31, 2008, there is substantial doubt about National Lampoon's ability to continue as a going concern. As such, please tell us whether an impairment analysis was performed and how the credit worthiness of National Lampoon was taken into consideration.

3. You indicate there is no substantive information available regarding the performance of the films listed below, which have received print and advertising funds from you in the aggregate amount of $1,313,000 as of May 31, 2009. However, based on National Lampoon's Form 10-Q for the quarter ended April 30, 2009, we note the following films were released as follows:

   - 2007- National Lampoon's Electric Apricot: The Quest for Festaroo
   - 2008- National Lampoon's Beach Party at the Threshold of Hell
   - 2008- National Lampoon's One, Two, Many
   - 2009- National Lampoon's Stoned Age

   Accordingly, it appears that a substantial amount of time has elapsed and such information should be available. We also bring to your attention that National Lampoon incurred significant cash flow deficiencies prior to and after these films were released. In this regard, it appears that these films may not be performing as expected. Please advise.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Red Rock Pictures Holdings, Inc.
Reno Rollé-Chief Executive Officer
November 5, 2009
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 with any question related to the comments noted above or the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief